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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                          INTERDEALER QUOTATION SYSTEM

                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE

                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-176

                              OR 15D-17 THEREUNDER

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.

               (Exact name of issuer as specified in its charter)


             4710 Bellaire Blvd., Suite 301, Bellaire, Texas 77401

                    (Address of principal executive offices)

Issuer's telephone number, including area code   (713) 662-2699


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:  Common stock, par value $.001 per share

2.  Number of shares outstanding before the change:  21,810,618 shares

3.  Number of shares outstanding after the change:  23,477,285 shares

4.  Effective date of change:  December 29, 1995

5.  Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     Issuance of stock in connection with acquisition of assets

     Give brief description of transaction

     Issuer acquired substantially all of the assets of certain unaffiliated organizations in exchange for the issuance of 1,666,667 shares of common stock of the issuer and certain other consideration.


                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change......................................................

2.  Name after change.........................................................

3.  Effective date of charter amendment changing name.........................

4.  Date of shareholder approval of change, if required.......................

                                /s/ Tim B. Tarrillion
Date:  January 5, 1996          ______________________________________________
                                Tim B. Tarrillion
                                President and Chief Executive Officer